Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 333-262642) of our report dated May 17, 2021, relating to the audit of the consolidated financial statements of JX Luxventure Limited, formerly known as KBS Fashion Group Limited (the “Company”), for the years ended December 31, 2020 and December 31, 2019 and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements), appearing in this Annual Report the Company on Form 20-F for the year ended December 31, 2021, as filed with the United States Securities Exchange Commission (“SEC”).

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

San Mateo, California

May 13, 2022